EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Six Months Ended
	March 31,		Year Ended September 30,
	2010	2009	2009	2008	2007	2006	2005

Earnings:

Income before income taxes	$ 159,044	$ 114,582	$ 248,774	$ 386,854	$ 392,224	$ 342,066	$ 247,971
Fixed charges	40,509	47,518	75,369	409,300	514,543	309,759	129,894
Less: Preferred stock dividends	-	-	-	-	-	-	-

Earnings	$ 199,553	$ 162,100	$ 324,143	$ 796,154	$ 906,767	$ 651,825	$ 377,865

Fixed charges:

Interest expense	$ 31,250	$ 38,635	$ 56,953	$ 392,229	$ 499,664	$ 296,670	$ 117,789
Estimated interest portion within rental expense	9,259	8,883	18,416	17,071	14,879	13,089	12,105
Preferred stock dividends	-	-	-	-	-	-	-

Total fixed charges	$ 40,509	$ 47,518	$ 75,369	$ 409,300	$ 514,543	$ 309,759	$ 129,894

Ratio of earnings to fixed charges
and preferred stock dividends	4.93	3.41	4.30	1.95	1.76	2.10	2.91

We calculate our ratio of earnings to fixed charges and preferred stock dividends by adding income before income taxes plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense (includes amortization of debt issue costs), the portion of our rental expense deemed to represent interest (calculated as one-third of rental expense), and preferred stock dividends.